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                                                                       EXHIBIT 8

    [JONES, WALKER WAECHTER, POITEVENT CARRERE & DENEGRE, L.L.P. LETTERHEAD]


                                January __, 1998


First Republic Bancshares, Inc.
Attention: Mr. Henry A. Logue
P. O. Box 877
Rayville, LA 71269-0877

       Re: Tax Opinion on Merger of First Republic Bancshares, Inc. into First United Bancshares, Inc.

Dear Mr. Logue:

       You have requested our opinion pursuant to Section 7.03(e) of the Agreement and Plan of Reorganization between First United Bancshares, Inc. ("Bancshares") and First Republic Bancshares, Inc. ("Republic") ("Agreement").

FACTS

       Republic is a Louisiana business corporation and a bank holding company. Bancshares is an Arkansas corporation and a bank holding company. Pursuant to the Agreement, the Arkansas Business Corporation Act ("ABCA") and the Louisiana Business Corporation Law ("LBCL"), Republic will be merged into Bancshares. A maximum of 800,000 shares of Bancshares will be issued and cash will be paid for fractional shares. The conversion ratio is 16.25 shares of Bancshares for
each Republic share.   Bancshares' shares will be paid pro rata to (a) the
holders of the 38,536 shares of Republic common stock currently outstanding,
(b) the persons entitled to receive 1,246 Republic performance shares and (c) the holders of the subordinated debentures of Republic ("Subordinated Debentures") at the conversion ratio stated in the Subordinated Debentures, which will result in the issuance of Bancshares shares in exchange for a computed number of 9,449.1165 Republic shares.

       At the end of December, 1994, Republic issued at par $1 million in principal amount of 12 year 6.65% unsecured Subordinated Debentures convertible into common stock of Republic at the end of the year 2000, at the option of the holders. The conversion ratio was 1 share of Republic common stock for every $105.83 of principal amount of debentures outstanding at the conversion. If the Subordinated Debenture holders did not then convert, the Subordinated Debentures would remain outstanding until their final maturity date at the end of 2006. Under the Agreement, the Bancshares shares to be received by the Subordinated Debenture holders will equal these exercised their conversion right, received Republic common shares for the Subordinated Debentures and then exchanged their common shares in Republic for common shares of Bancshares at the same exchange ratio as all of the other Republic common shareholders.

       The capital stock of Republic consists of 1,000,000 shares of common stock, $10 par value, of which 39,782 shares are issued and outstanding and 1,246 are held by Republic in its treasury for future issuance in accordance with its performance share compensation plan. The performance shares will be issued and tendered into the merger at the closing.


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ASSUMPTIONS

       In rendering the opinions set forth below, we have made the following assumptions:

       1. All legal entities involved are duly formed under applicable state or federal law and are validly existing in good standing.

       2. Bancshares will continue the historic businesses of Republic and its subsidiary and will use a significant portion of its historic business assets in those businesses.

       3.     No shareholder will exercise dissenter's rights.

DISCUSSION

       Provided certain requirements are satisfied, the transaction will be defined as a statutory merger under Section 368(a)(1)(A) of the Internal Revenue Code of 1986 ("Code"). The exchange of Republic's common shares and the Subordinated Debentures for Bancshares common shares will be tax-free under
Section 354(a)(1), except for cash paid in lieu of fractional shares and accrued but unpaid interest on the Subordinated Debentures, if any.

       The transaction will satisfy the requirement of Section 368(a)(1)(A) that the transaction be a statutory merger under the ABCA and LBCA. It must also satisfy 2 other doctrines, the continuity of business enterprise doctrine and the continuity of shareholder interest doctrine.

       The continuity of business enterprise doctrine requires that the historic business of Republic and its subsidiaries be continued. That requirement will be satisfied.

       Under the continuity of shareholders interest doctrine, the historic shareholders of Republic must receive shares of Bancshares equal to a significant percentage of the value of the shares they had in Republic and must have no intent in the future to sell or otherwise dispose of the shares at the time of the merger. Under the terms of the Agreement, the historic shareholders will clearly receive virtually 100% of the consideration for their Republic shares in Bancshares shares, assuming no dissenter rights are exercised. Furthermore, the Republic shareholders have represented that they have no present plan or intention to dispose of the Bancshares shares received in the merger in a manner that would cause the merger to violate the continuity of shareholder interest requirement set forth in Reg. Section 1.368-1. Accordingly, assuming the Republic shareholders comply with this representation, the continuity of shareholder interest requirement should be satisfied.

OPINIONS

       Based upon the foregoing, it is our opinion that:

       (1) The statutory merger of Republic into Bancshares will constitute a type "A" reorganization under Section 368(a)(1)(A) of the Code.

       (2) No gain or loss will be recognized by the holders of stock or Subordinated Debentures of Republic which are exchanged solely for Bancshares' common shares.

       (3) The aggregate tax basis of the Bancshares' stock received by the Republic shareholders and Subordinated Debenture holders will be the same as the aggregate basis of the Republic common stock and Subordinated Debentures surrendered in exchange therefor.

       (4) The holding period of the Bancshares' stock to be received by each Republic shareholder and Subordinated Debenture holder will include the period during which such shareholder or Subordinated Debenture holder held the Republic common shares or debentures surrendered in exchange therefor, provided that the Republic common shares and debentures were held as capital assets as of the date of the exchange.

       (5) The payment of cash to Republic shareholders and debenture holders in lieu of fractional shares will be a taxable transaction and will be treated as if the fractional shares were distributed as part of the exchange and then redeemed by Bancshares for cash under the provisions of Section 302 of the Code.




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       (6)    Under Section 354(a)(2)(B) of the Code, gain will be recognized by the Subordinated Debenture holders to the extent that Bancshares stock received is attributable to accrued but unpaid interest on the Subordinated Debentures, if any. Such gain will be ordinary income.

       No opinion is expressed as to any aspect of the proposed transaction other than the opinions set forth above. These opinions represent our conclusions as to the application of existing law to the facts of the transaction. The opinions are based upon the representations and assumptions set forth herein and may not be relied on in the event such representations and assumptions are not valid. There can be no assurance that contrary positions may not be successfully asserted by the Internal Revenue Service, or that a court considering any issue would not hold otherwise. Moreover, no opinion is rendered with respect to the effect, if any, which pending or future legislation may have on any of the foregoing matters.

       These opinions are based on various statutory provisions, regulations promulgated thereunder, and interpretations thereof by the Internal Revenue Service and the courts having jurisdiction over such matters as of the date hereof, any one or more of which are subject to change either prospectively or retroactively.

       These opinions are for the sole benefit of Republic and its common shareholders, performance shareholders and Subordinated Debenture holders and may not be relied upon by any other persons or entities.

                                           Very truly yours,

                                           Jones, Walker, Waechter, Poitevent,
                                               Carrere & Denegre, L.L.P.



                                           John C. Blackman




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